SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                     FORM 11-K

     X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934
                       For the year ended December 31, 1995

                                        OR

        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

           For the transition period from _______ to ___________

                        Commission file number 1-3480


                             MDU RESOURCES GROUP, INC.
                    TAX DEFERRED COMPENSATION SAVINGS PLAN FOR
                       COLLECTIVE BARGAINING UNIT EMPLOYEES

                             MDU RESOURCES GROUP, INC.
                              400 NORTH FOURTH STREET
                           BISMARCK, NORTH DAKOTA 58501

                                     CONTENTS



Required Information

   Financial Statements:

     Statements of Financial Condition -- December 31,
       1995 and 1994
     Statements of Income and Changes in Participants'
       Equity -- Years ended December 31, 1995, 1994
       and 1993
     Notes to Financial Statements

     Schedules -- Schedule I has been omitted because the required information is shown in such financial statements or the notes or supplemental schedules thereto.
     Schedule II -- Allocation of Plan Assets and
       Liabilities to Investment Programs
     Schedule III -- Allocation of Plan Income and
       Changes in Plan Equity to Investment Programs

     Report of Independent Public Accountants

   Signature page

   Exhibit:

     Consent of Independent Public Accountants
                              MDU RESOURCES GROUP, INC.
                TAX DEFERRED COMPENSATION SAVINGS PLAN FOR COLLECTIVE
                              BARGAINING UNIT EMPLOYEES


                          STATEMENTS OF FINANCIAL CONDITION
                                    December 31,


                                                         1995           1994
Assets:
   Investments -- (Schedule II)
     MDU Resources Group, Inc. common
       stock
       (1995 -- 1,655,249 shares,
          cost $24,050,911;
        1994 -- 1,053,857 shares,
          cost $21,691,558)                           $33,061,799    $28,597,733
     Other                                              3,084,100      1,914,917

   Cash                                                         3              4

   Contributions receivable --
     Employers                                                ---         63,622
     Employees                                                ---        163,977

   Dividends and interest receivable                      453,548        422,047

                                                      $36,599,450    $31,162,300


Participants' equity:
   Distributions due terminated
     participants                                     $   501,453    $   163,828

   Active participants' equity                         36,097,997     30,998,472

                                                      $36,599,450    $31,162,300




                     The accompanying notes are an integral part
                                of these statements.
                                MDU RESOURCES GROUP, INC.
                  TAX DEFERRED COMPENSATION SAVINGS PLAN FOR COLLECTIVE
                                BARGAINING UNIT EMPLOYEES

                STATEMENTS OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY
                                Years ended December 31,

                                         1995           1994            1993
Investment income:
 (Schedule III)
  Dividends                          $ 1,858,604    $ 1,641,307     $ 1,458,467
  Interest                                 6,255         12,076          15,036
  Capital gains                            5,169          6,209             541
  Other                                    1,414            (79)           (211)
  Realized gain on
    distributions                        815,242        488,819         293,180
  Unrealized appreciation
    (depreciation) on
     investments                       2,683,009     (4,905,073)      4,320,499

                                       5,369,693     (2,756,741)      6,087,512

Contributions:  (Schedule III)
  Employers                              790,782        796,949         737,021
  Employees                            2,027,866      2,036,997       1,837,671
  Employee rollover                          345         24,827             ---
    Total contributions                2,818,993      2,858,773       2,574,692

Distributions to terminated
  participants                        (2,617,713)    (1,381,669)       (840,916)

Net transfers to Tax
  Deferred Compensation
  Savings Plan                          (133,823)      (168,444)       (238,929)

Increase (decrease) in
  participants' equity                 5,437,150     (1,448,081)      7,582,359

Participants' equity at
  beginning of year                   31,162,300     32,610,381      25,028,022

Participants' equity at
  end of year                        $36,599,450    $31,162,300     $32,610,381




                      The accompanying notes are an integral part
                                  of these statements.
1.  Description of the Plan
    The MDU Resources Group, Inc. Tax Deferred Compensation Savings Plan For Collective Bargaining Unit Employees (the Plan) was adopted on November 6, 1986, by the Board of Directors of MDU Resources Group, Inc. (the Company) to provide a means for deferred savings and investment by eligible employees and to afford additional security for their retirement. The Plan is a defined contribution plan established effective January 1, 1987. The Company and any of its direct or indirect subsidiaries who choose to participate in the Plan are the Employers. Effective January 1, 1988 (Effective Date), the Plan was amended and restated to reflect the merger and transfer of eligible employees' accounts of the MDU Resources Group, Inc. Employee Stock Ownership Plan (ESOP) into the Plan. The fiscal year of the Plan (Plan Year) is the calendar year.
    The Board of Directors of the Company may amend or modify the Plan, and the Boards of Directors of the Employers may, at any time, terminate the Plan with respect to the respective Employer.
    The Plan is administered for the Company by a five-member committee (the Committee) appointed by the Chief Executive Officer of the Company.
    Administrative expenses of the Plan are paid by the Employers, however, fees or commissions associated with each of the investment options are paid primarily by participants as a deduction from the amount invested or by an offset to investment earnings.
    The Plan contains two parts: 1) The Deferred Savings feature which is the part of the Plan related to an eligible employee's ability to defer a portion of the employee's current compensation into a tax-free trust and 2) The ESOP feature which is the part of the Plan related to participation in the ESOP, as merged into the Plan as of the Effective Date.
Deferred Savings
    Any employee who is at least 18 years of age, who has completed at least one year of service with a minimum of 1,000 hours worked and who is a collective bargaining unit employee of an employer whose collective bargaining unit has been offered the Plan and accepted it is eligible to participate in the Plan. An eligible employee may elect to participate in the Plan on January 1, April 1, July 1 or October 1 following completion of one year of service and by filing a written election with the Committee to have savings contributions made on the employee's behalf.
A former participant or eligible employee who is reemployed shall again become eligible to become a participant on the first day of the month following the employee's return to employment as an eligible employee.
    Upon becoming a participant, and in January, April, July and October of each subsequent year, each participant may, by filing a written election with the Committee or via the Benefits Advantage Hotline, authorize the participant's Employer to contribute to the Plan on such participant's behalf by payroll reduction. The Benefits Advantage Hotline is operated by the trustee, Norwest
Bank Minnesota, N.A. The Plan allows contributions by participants varying from one percent through 10 percent (15 percent effective January 1, 1996), in one percent increments, of eligible compensation for each pay period. In addition, effective January 1, 1994, the Plan began accepting rollover contributions from other qualified retirement plans or an Individual Retirement Account(IRA) that only holds assets distributed from a qualified plan as adjusted for earnings, losses and gains attributable thereto. Such savings contributions on behalf of a participant are credited to the participant's Savings Contribution Account.
An election is made by each participant to allocate contributions to any or all of the five available investment options. The investment election made must be designated in 10 percent increments of the total amount contributed by the participant to be invested in common stock of the Company, an equity indexed mutual fund, a bond market indexed fund, a balanced fund and a short-term investment fund. Such savings contributions reduce, on a dollar-for-dollar basis, the participant's taxable earnings in the year in which the savings contributions are withheld.
Eligible compensation is defined as the employee's total compensation (not in excess of $150,000) from the Employer, unreduced by any savings contributions of the eligible employee to the Plan, and any amount contributed by the Employer pursuant to a salary reduction agreement and which is not includible in the gross income of an employee, excluding other contributions to the Plan, contributions to other employee benefit plans and certain additional items of compensation which do not constitute direct earnings.
    A participant may authorize suspension of such participant's savings contributions to the Plan for a minimum period of three months by filing a written election with the Committee or via the Benefits Advantage Hotline. Such suspension of savings contributions is effective no later than the first pay period coincident with or next following 30 days after the election to suspend is received by the Trustee or the Committee. Suspended savings contributions may not be made up by savings contributions at a later time.
    Each participant's Employer makes a monthly contribution, equal to a percentage of such participant's monthly savings contributions as defined in the respective Employer's summary plan description, which is credited to such participant's Matching Contribution Account. All matching contributions are invested in common stock of the Company.
    A participant's interest in a Savings Contribution Account or a Matching Contribution Account is at all times fully vested and nonforfeitable.
    The Plan limits the elective deferral contribution for each participant to the annual dollar limit as designated in Section 402(g) of the Internal Revenue Code (the Code) for the calendar year. For each participant, contributions credited to an account in any plan year, when aggregated with contributions under all other qualified plans maintained by the Employers, cannot be greater than the maximum contribution permitted by Section 415 of the Code. The deduction for contributions to the Plan, when taken together with all other contributions made by the Employer to other qualified retirement plans, cannot exceed the maximum amount deductible under Section 404 of the Code. The Plan also limits the aggregate savings contributions which may be made on behalf of highly compensated employees.
    Once each month, the Employers pay all authorized contributions withheld from the participants to the trustee to be held in trust and invested for the respective accounts of the participants, pursuant to the terms of the Trust Agreement executed with Norwest Bank Minnesota, N.A. effective January 1, 1994. Contributions for common stock, including the Employers' matching contribution, are used by the trustee to purchase shares of MDU Resources Group, Inc. common stock (MDU stock) directly in the open market. All such market purchases may be made at such prices as the trustee may determine in its sole and absolute discretion. Under the terms of the Trust Agreement, the trustee may also purchase shares of authorized but unissued common stock directly from the Company if the Company chooses to issue new stock. The funds contributed to the equity indexed mutual fund are invested in the Vanguard Index-500 Portfolio (Vanguard), which trades in the 500 common stocks listed on the Standard & Poor's 500 Composite Stock Price Index. The funds contributed to the bond market indexed fund are invested through Mellon Bank in the Dreyfus Bond Market Index Fund (Mellon), which invests in corporate bonds which attempt to match the Lehman Brothers Government/Corporate Bond Index. The funds contributed to the balanced fund are invested in the Fidelity Balanced Fund (Fidelity), which invests in high-yielding securities including common stocks, preferred stocks and bonds.
The funds contributed to the short-term investment fund (STIF) are invested in short-term, high quality, money market investments.
    Any dividends, interest, gains, losses or other distributions on the above mentioned investments and short-term investment income allocated to a participant's accounts are reinvested in the appropriate investment medium, which is credited to the participant's accounts. As amounts are allocated to each participant's accounts, they become fully vested.
    The amount credited to a participant's Savings Contribution Account and Matching Contribution Account shall become payable to the participant or the participant's beneficiary/beneficiaries, as applicable (see tax rules related to rollover options), upon death, retirement, disability, or other termination of employment with the Employers. The distribution of such amounts will be as defined in the respective Employer's summary plan description and as determined by the Committee based on the needs and preference expressed by the participant or designated beneficiary. Amounts credited to such accounts will be paid as soon as practicable after such amounts are ascertained; provided that such payment shall not be made prior to the participant's attainment of age 65 without the written consent of the participant if the value of such accounts exceeds $3,500.
    Upon written application to the Committee, a participant may make withdrawals from such participant's Savings Contribution Account or Matching Contribution Account under certain conditions.

ESOP
    Participation in the ESOP feature of the Plan is limited to participants in the ESOP as of the Effective Date or the date as of which an ESOP account is established under the Plan, whichever is later.
    As of the Effective Date, ESOP Accounts have been suspended and no additional contributions shall be made by the Company to such accounts, other than to reflect dividends or other earnings, unless and to the extent the Company in its sole discretion shall make additional contributions.
    A participant's interest in an ESOP Account is at all times fully vested and nonforfeitable.
    Distributions are consistent with the Deferred Savings feature previously mentioned.
    Each participant who has attained age 55 and who has completed at least 10 years of participation under the ESOP or ESOP feature of the Plan is entitled to elect the distribution of a percentage of the value of the participant's ESOP Account attributable to common stock acquired under the ESOP or ESOP feature after December 31, 1986.

2.  Summary of significant accounting policies
Investment valuation --
    Investments held by the Plan are carried at market value. Market value for Mellon is determined from several independent pricing sources. Market value for STIF approximates cost. Market value of the Plan's other investments are based on published market quotations.

Contributions --
    Employer and employee contributions are recorded by the Plan when received or determined to be receivable. Employee contributions are accumulated by the Employers through payroll reductions.

Other --
    Securities transactions are recorded on a trade date basis.
Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

3.  Investments
    The cost basis for distributions from the Plan is calculated using the average cost per participant. Information concerning distributions to terminated participants and other participants meeting certain conditions of the Plan during 1995, 1994 and 1993 was as follows:

                          Deferred Savings                        ESOP
                     1995       1994         1993       1995         1994        1993
MDU Stock:
  Number of
    shares           39,459     20,026       11,855      59,062      23,403      13,987
  Market value     $944,138   $617,786     $337,935  $1,355,176    $713,155    $396,361
  Average cost     $769,184   $467,656     $254,926    $744,054    $378,141    $211,834
Cash               $314,555    $41,921     $101,155     $16,518      $8,807      $5,465

    The net changes in unrealized appreciation of Plan investments during 1995, 1994 and 1993 were as follows:

                        Deferred Savings                           ESOP
                    1995       1994        1993         1995        1994        1993
Unrealized
  appreciation
  at January 1   $1,924,203 $4,394,048  $2,223,410   $5,058,823  $7,494,051  $5,344,190
Change during
 the year         1,994,540 (2,469,845)  2,170,638      688,469  (2,435,228)  2,149,861

Unrealized
  appreciation
  at
  December 31    $3,918,743 $1,924,203  $4,394,048   $5,747,292  $5,058,823  $7,494,051


4.  Federal income taxes
    The Internal Revenue Service (IRS) has informed the Company that the Plan, as amended through August 16, 1994, is qualified under
Section 1.401-1 of the Income Tax Regulations. The Company intends to file subsequent plan amendments with the IRS to receive final determination. The Company believes the Plan, as amended, will remain exempt from federal income tax under Section 501(a) of the Code. Contributions under the Plan and earnings of the trust will not be taxable to the participants until distributed. Except as stated below, any distribution made to a participant is taxable as ordinary income in the year of distribution.
    Under current law, the amount taxable as ordinary income may be eligible for either a special five-year or ten-year averaging method of taxation if the participant has participated in the Plan for five years prior to the year in which the distribution is received. Any net unrealized appreciation at the time of distribution will be treated as long-term capital gain upon the subsequent sale of the common stock (unless the participant has previously elected to include this amount as income in the year of distribution) and any further appreciation subsequent to the date of distribution will be treated as long-term or short-term capital gain depending on the participant's holding period.
    Distributions from the Plan may qualify under the Code as "eligible rollover distributions." An eligible rollover distribution is a distribution paid directly from the Plan to an IRA or another employer plan that accepts rollovers. If a participant chooses this option, such participant is not taxed until the participant later receives a distribution from the IRA or the employer plan.
    The foregoing covers only the general federal income tax aspects of Plan participation and distributions.
















                                   SUPPLEMENTAL

                                     SCHEDULES

                                                                                                                       Schedule II

                                                   ALLOCATION OF PLAN ASSETS AND
                                                LIABILITIES TO INVESTMENT PROGRAMS
                                                         December 31, 1995


                                                                                                         Total
                                ESOP                          Deferred Savings                         Deferred
                              MDU Stock     MDU Stock    Vanguard    Mellon   Fidelity     STIF         Savings       Total
Assets:
  Investments --
    Participants                     582           729         356       162       104         23
    Number of shares/
      units                      683,439       971,810      40,241    40,954    19,960     36,149       1,109,114    1,792,553
    Cost                     $ 7,836,066   $16,214,845  $1,734,276  $395,409  $263,122    $36,150     $18,643,802  $26,479,868

    Market value             $13,583,357   $19,478,442  $2,348,663  $421,720  $277,568    $36,149     $22,562,542  $36,145,899

  Cash                                 1           ---         ---       ---         1          1               2            3

  Contributions
    receivable --
    Employers                        ---           ---         ---       ---       ---        ---             ---          ---
    Employees                        ---           ---         ---       ---       ---        ---             ---          ---

  Dividends and
    interest receivable          186,237       264,994          15     2,121         6        175         267,311      453,548
                             $13,769,595   $19,743,436  $2,348,678  $423,841  $277,575    $36,325     $22,829,855  $36,599,450

Participants' equity:
  Distributions due
    terminated
    participants             $   293,389   $   190,010  $   14,727  $  3,327  $    ---    $   ---     $   208,064  $   501,453

  Active participants'
    equity                    13,476,206    19,553,426   2,333,951   420,514   277,575     36,325      22,621,791   36,097,997
                             $13,769,595   $19,743,436  $2,348,678  $423,841  $277,575    $36,325     $22,829,855  $36,599,450




                                            The accompanying notes are an integral part
                                                         of this schedule.

                                                                                                                     Schedule II
                                                   ALLOCATION OF PLAN ASSETS AND
                                                LIABILITIES TO INVESTMENT PROGRAMS
                                                         December 31, 1994

                                                                                                         Total
                                ESOP                          Deferred Savings                         Deferred
                              MDU Stock     MDU Stock    Vanguard    Mellon   Fidelity     STIF         Savings       Total
Assets:
  Investments --
    Participants                     630           767         365       164        91         25
    Number of shares/
      units                      476,798       577,059      34,010    31,994    11,699     18,206         672,968    1,149,766
    Cost                     $ 7,875,834   $13,815,724  $1,368,238  $303,001  $148,624    $18,207     $15,653,794  $23,529,628

    Market value             $12,934,655   $15,663,078  $1,461,394  $291,530  $143,787    $18,206     $17,577,995  $30,512,650

  Cash                                 1             1         ---       ---         1          1               3            4

  Contributions
    receivable --
    Employers                        ---        63,622         ---       ---       ---        ---          63,622       63,622
    Employees                        ---       116,864      31,295     6,411     8,048      1,359         163,977      163,977

  Dividends and
    interest receivable          191,477       228,954         ---     1,530       ---         86         230,570      422,047
                             $13,126,133   $16,072,519  $1,492,689  $299,471  $151,836    $19,652     $18,036,167  $31,162,300

Participants' equity:
  Distributions due
    terminated
    participants             $    76,445   $    82,756  $      ---  $  4,627  $    ---    $   ---     $    87,383  $   163,828

  Active participants'
    equity                    13,049,688    15,989,763   1,492,689   294,844   151,836     19,652      17,948,784   30,998,472
                             $13,126,133   $16,072,519  $1,492,689  $299,471  $151,836    $19,652     $18,036,167  $31,162,300




                                            The accompanying notes are an integral part
                                                         of this schedule.

                                                                                                                      Schedule III
                                               ALLOCATION OF PLAN INCOME AND CHANGES
                                               IN PLAN EQUITY TO INVESTMENT PROGRAMS
                                                   Year ended December 31, 1995
                                                                                                         Total
                                ESOP                           Deferred Savings                        Deferred
                              MDU Stock     MDU Stock    Vanguard    Mellon   Fidelity     STIF         Savings        Total
Investment income:
  Dividends                  $   767,861   $1,012,285   $   46,899  $ 21,874  $  9,685    $   ---     $ 1,090,743  $ 1,858,604
  Interest                            45        4,022          239        91        63      1,795           6,210        6,255
  Capital gains                      ---          ---        5,169       ---       ---        ---           5,169        5,169
  Other                              ---        1,482          ---       ---       ---        (68)          1,414        1,414
  Realized gain (loss) on
    distributions                605,311      186,746       22,762       522       (99)       ---         209,931      815,242
  Unrealized appreciation
    on investments               688,469    1,416,242      521,231    37,782    19,285        ---       1,994,540    2,683,009
                               2,061,686    2,620,777      596,300    60,269    28,934      1,727       3,308,007    5,369,693
Contributions:
  Employers --
    MDU                              ---      567,306          ---       ---       ---        ---         567,306      567,306
    Williston Basin                  ---       86,123          ---       ---       ---        ---          86,123       86,123
    Knife River                      ---      137,353          ---       ---       ---        ---         137,353      137,353
                                     ---      790,782          ---       ---       ---        ---         790,782      790,782
  Employees --
    MDU                              ---    1,014,255      291,358    56,685    91,978      6,060       1,460,336    1,460,336
    Williston Basin                  ---      143,289       53,697     8,462     6,396      7,750         219,594      219,594
    Knife River                      ---      273,698       50,124    14,188     7,739      2,187         347,936      347,936
                                     ---    1,431,242      395,179    79,335   106,113     15,997       2,027,866    2,027,866
  Employee rollover --
    MDU                              ---          345          ---       ---       ---        ---             345          345
    Williston Basin                  ---          ---          ---       ---       ---        ---             ---          ---
    Knife River                      ---          ---          ---       ---       ---        ---             ---          ---
                                     ---          345          ---       ---       ---        ---             345          345
    Total contributions              ---    2,222,369      395,179    79,335   106,113     15,997       2,818,993    2,818,993

Distributions to
  terminated
  participants                (1,359,020)  (1,153,967)     (78,875)  (18,442)   (2,821)    (4,588)     (1,258,693)  (2,617,713)

Transfers of
  participants' equity:
  Fund to fund                       ---       44,885      (45,143)    3,208    (6,487)     3,537             ---          ---
  Plan to Plan                   (59,204)     (63,147)     (11,472)      ---       ---        ---         (74,619)    (133,823)
                                 (59,204)     (18,262)     (56,615)    3,208    (6,487)     3,537         (74,619)    (133,823)

Increase in
  participants' equity           643,462    3,670,917      855,989   124,370   125,739     16,673       4,793,688    5,437,150

Participants' equity
  at beginning of year        13,126,133   16,072,519    1,492,689   299,471   151,836     19,652      18,036,167   31,162,300

Participants' equity
  at end of year             $13,769,595  $19,743,436   $2,348,678  $423,841  $277,575    $36,325     $22,829,855  $36,599,450


                                            The accompanying notes are an integral part
                                                         of this schedule.

                                                                                                                    Schedule III
                                               ALLOCATION OF PLAN INCOME AND CHANGES
                                               IN PLAN EQUITY TO INVESTMENT PROGRAMS
                                                   Year ended December 31, 1994
                                                                                                         Total
                                ESOP                           Deferred Savings                         Deferred
                              MDU Stock     MDU Stock    Vanguard    Mellon   Fidelity     STIF          Savings      Total
Investment income:
  Dividends                  $   747,152   $  844,673   $   36,239  $ 10,868  $  2,375    $   ---     $   894,155  $ 1,641,307
  Interest                         2,336        4,773           72     4,447        26        422           9,740       12,076
  Capital gains                      ---          ---        6,209       ---       ---        ---           6,209        6,209
  Other                              ---          ---          (10)      (61)      ---         (8)            (79)         (79)
  Realized gain (loss) on
    distributions                338,943      151,569        1,823    (3,508)       (8)       ---         149,876      488,819
  Unrealized depreciation
    on investments            (2,435,228)  (2,415,726)     (27,809)  (21,473)   (4,837)       ---      (2,469,845)  (4,905,073)
                              (1,346,797)  (1,414,711)      16,524    (9,727)   (2,444)       414      (1,409,944)  (2,756,741)
Contributions:
  Employers --
    MDU                              ---      559,706          ---       ---       ---        ---         559,706      559,706
    Williston Basin                  ---       90,219          ---       ---       ---        ---          90,219       90,219
    Knife River                      ---      147,024          ---       ---       ---        ---         147,024      147,024
                                     ---      796,949          ---       ---       ---        ---         796,949      796,949
  Employees --
    MDU                              ---    1,025,839      292,406    58,058    64,967      3,959       1,445,229    1,445,229
    Williston Basin                  ---      150,402       56,216    10,395     4,295      6,834         228,142      228,142
    Knife River                      ---      281,207       56,601    17,574     6,551      1,693         363,626      363,626
                                     ---    1,457,448      405,223    86,027    75,813     12,486       2,036,997    2,036,997
  Employee rollover --
    MDU                              ---       24,157          ---       ---       ---        ---          24,157       24,157
    Williston Basin                  ---          134          268       268       ---        ---             670          670
    Knife River                      ---          ---          ---       ---       ---        ---             ---          ---
                                     ---       24,291          268       268       ---        ---          24,827       24,827
    Total contributions              ---    2,278,688      405,491    86,295    75,813     12,486       2,858,773    2,858,773

Distributions to
  terminated
  participants                  (721,962)    (636,523)     (15,154)   (7,268)     (762)       ---        (659,707)  (1,381,669)

Transfers of
  participants' equity:
  Fund to fund                       ---      (23,655)     (45,507)  (16,819)   79,229      6,752             ---          ---
  Plan to Plan                   (53,093)     (95,914)     (14,641)   (4,796)      ---        ---        (115,351)    (168,444)
                                 (53,093)    (119,569)     (60,148)  (21,615)   79,229      6,752        (115,351)    (168,444)
Increase (decrease) in
  participants' equity        (2,121,852)     107,885      346,713    47,685   151,836     19,652         673,771   (1,448,081)

Participants' equity
  at beginning of year        15,247,985   15,964,634    1,145,976   251,786       ---        ---      17,362,396   32,610,381

Participants' equity
  at end of year             $13,126,133  $16,072,519   $1,492,689  $299,471  $151,836    $19,652     $18,036,167  $31,162,300


                                            The accompanying notes are an integral part
                                                         of this schedule.

                                                                                                                    Schedule III
                                               ALLOCATION OF PLAN INCOME AND CHANGES
                                               IN PLAN EQUITY TO INVESTMENT PROGRAMS
                                                   Year ended December 31, 1993
                                                                                                   Total
                                          ESOP                  Deferred Savings                  Deferred
                                       MDU Stock        MDU Stock     Vanguard      Mellon         Savings         Total
Investment income:
  Dividends                            $   722,312     $   710,721   $   25,434    $    ---      $  736,155     $ 1,458,467
  Interest                                     ---             ---          ---      15,036          15,036          15,036
  Capital gains                                ---             ---          541         ---             541             541
  Other                                        ---             ---          (10)       (201)           (211)           (211)
  Realized gain on distributions           187,296         104,876          ---       1,008         105,884         293,180
  Unrealized appreciation
    on investments                       2,149,861       2,108,455       57,348       4,835       2,170,638       4,320,499

                                         3,059,469       2,924,052       83,313      20,678       3,028,043       6,087,512
Contributions:
  Employers --
    MDU                                        ---         525,561          ---         ---         525,561         525,561
    Williston Basin                            ---          82,504          ---         ---          82,504          82,504
    Knife River                                ---         128,956          ---         ---         128,956         128,956

                                               ---         737,021          ---         ---         737,021         737,021
  Employees --
    MDU                                        ---         952,217      311,905      66,972       1,331,094       1,331,094
    Williston Basin                            ---         130,199       60,447      13,718         204,364         204,364
    Knife River                                ---         219,709       62,292      20,212         302,213         302,213

                                               ---       1,302,125      434,644     100,902       1,837,671       1,837,671
    Total contributions                        ---       2,039,146      434,644     100,902       2,574,692       2,574,692

Distributions to terminated
  participants                            (401,826)       (425,565)     (10,630)     (2,895)       (439,090)       (840,916)

Transfers of participants' equity:
  Fund to fund                                 ---          58,362      (26,455)    (31,907)            ---             ---
  Plan to Plan                             (87,392)       (125,933)     (22,014)     (3,590)       (151,537)       (238,929)
                                           (87,392)        (67,571)     (48,469)    (35,497)       (151,537)       (238,929)

Increase in participants' equity         2,570,251       4,470,062      458,858      83,188       5,012,108       7,582,359

Participants' equity at
  beginning of year                     12,677,734      11,494,572      687,118     168,598      12,350,288      25,028,022

Participants' equity at
  end of year                          $15,247,985     $15,964,634   $1,145,976    $251,786     $17,362,396     $32,610,381


                                            The accompanying notes are an integral part
                                                               of this schedule.

             REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To MDU Resources Group, Inc.:

We have audited the accompanying statements of financial condition of MDU RESOURCES GROUP, INC. TAX DEFERRED COMPENSATION SAVINGS PLAN FOR COLLECTIVE BARGAINING UNIT EMPLOYEES as of December 31, 1995 and 1994, and the related statements of income and changes in participants' equity for each of the three years in the period ended December 31, 1995. These financial statements and the schedules referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MDU Resources Group, Inc. Tax Deferred Compensation Savings Plan For Collective Bargaining Unit Employees as of December 31, 1995 and 1994, and the results of its operations and the changes in its participants' equity for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements. This information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                         /s/ARTHUR ANDERSEN LLP
                                            ARTHUR ANDERSEN LLP



Minneapolis, Minnesota,
March 27, 1996

                             SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the Tax Deferred Compensation Savings Plan For Collective Bargaining Unit Employees committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  MDU RESOURCES GROUP, INC.
                                  TAX DEFERRED COMPENSATION
                                  SAVINGS PLAN FOR COLLECTIVE
                                  BARGAINING UNIT EMPLOYEES




Date:  March 29, 1996             By  /s/ Douglas C. Kane
                                    Douglas C. Kane (Chairman)